Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Provides Update on Corporate Developments and Growth Strategy

Executive team to update investors via webinar on recent business developments and the acquisition of Xcite Interactive

LOS ANGELES, August 16, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) will host an investor webinar today, August 16, 2021, to discuss recent Company achievements and strategies for future growth and related milestones. The webinar will begin at 5:00 p.m. ET (2:00 p.m. PT). Investors will be able to access the event here or in the investor relations section of the Company’s website at ir.versussystems.com.

Highlights and Recent Operational Developments

•	Closed transformative acquisition of Xcite Interactive on June 3, 2021
•	Added Jennifer Prince, Twitter's Global VP and Head of Content Partnerships, to the board of directors
•	Drove fan engagement for six NHL teams, including the Stanley Cup-winning Tampa Bay Lightning, during the NHL Playoffs
•	Powered in-stadium fan engagement for the #MEXTOUR, the Mexican National Team’s annual multi-game soccer tour in the United States
•	Powered fan engagement for the 2021 Bassmaster Classic to a record-breaking live crowd of nearly 150,000 people
•	Partnered with Keurig Dr. Pepper brand Crush to power second-screen engagement during the Canelo Alvarez vs. Billy Joe Saunders middleweight boxing title fight
•	Powered live in-stadium and at-home fan experiences for MLS’s Los Angeles Football Club
•	Announced partnerships with Peach Bowl, Inc. and Military Bowl Foundation, Inc.
•	Powered live in-stadium experiences and second screen engagement for the Days of ’47 Cowboy Games & Rodeo
•	Drove in-stadium fan engagement for The Hundred, a new cricket league in England and Wales
•	Broadened partnership with HP to launch OMEN Rewards in Mexico, the UK, and India

•	Introduced alcohol-related advertising to the Company’s Dynamic Regulatory Compliance engine
•	Launched a Shopify App that allows ecommerce and small businesses to connect their stores to the Company’s proprietary rewards platform
•	Appointed Amanda Armour as Chief People Officer

Management Commentary

“Versus Systems had a remarkable second quarter, and that progress has continued into the third quarter,” said Matthew Pierce, CEO of Versus Systems. “We closed the transformative acquisition of Xcite Interactive in June and are thrilled to see how well the teams have merged as we work to fully integrate the XEO technology into our Dynamic Regulatory Compliance prizing engine. We have dozens of new partners, across a broad range of sports teams and live events, that can access our complete engagement platform, bringing real-life prizing to their audiences wherever they are.

“Entertainment and media is a $2 trillion dollar annual industry. From live events to TV to streaming to video games, people need to be entertained. We are the leader in second-screen engagement and fan experiences both in-stadium and at-home. Everything we set out to do when we joined the NASDAQ, and when we acquired Xcite, we have either already accomplished or are in a much stronger position to do so. We are excited to continue bringing the Versus experience to more and more fans this fall and into the future.”

Investor Webinar

The Company will hold a webinar for investors on Monday, August 16th at 5:00 p.m. Eastern time to provide a business update and discuss its growth strategy and milestones.

Date: Monday, August 16, 2021

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Investors may register for the webinar here.

Questions for the Q&A session may be sent in advance to ir@versussystems.com. Updates and further details will be available at www.versussystems.com. If you have any difficulty connecting with the webinar, please contact Gateway Group at (949) 574-3860.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Source: https://www.pwc.com/gx/en/entertainment-media/outlook-2021/perspectives-2021-2025.pdf

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.